Filed Pursuant to Rule 433
Registration No. 333-165133
August 26, 2010

PRICING TERM SHEET
(To Preliminary Prospectus Supplement dated August 26, 2010)
Issuer:	Georgia Power Company
Security:	Series 2010C 4.75% Senior Notes due September 1, 2040
Expected Ratings:*	Moody’s: A3 (Stable Outlook) Standard & Poor’s: A (Stable Outlook) Fitch: A+ (Negative Outlook)
Size:	$500,000,000
Initial Public Offering Price:	99.036%
Maturity Date:	September 1, 2040
Treasury Benchmark:	4.375% due May 15, 2040
US Treasury Yield:	3.561%
Spread to Treasury:	+125 basis points
Re-offer Yield:	4.811%
Make-Whole Call:	T+20 basis points
Coupon:	4.75%
Interest Payment Dates:	March 1 and September 1 of each year beginning March 1, 2011
Format:	SEC Registered
Denominations:	$1,000 and any integral multiple thereof
CUSIP:	373334JS1
Trade Date:	August 26, 2010
Expected Settlement Date:	August 31, 2010 (T+3)
Joint Book-Running Managers:	Barclays Capital Inc. Morgan Stanley & Co. Incorporated Scotia Capital (USA) Inc. UBS Securities LLC Wells Fargo Securities, LLC
Co-Managers:	Credit Agricole Securities (USA) Inc. Fifth Third Securities, Inc. Mizuho Securities USA Inc. Blaylock Robert Van, LLC Cabrera Capital Markets, LLC Jackson Securities, LLC M.R. Beal & Company
* Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov.  Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Georgia Power Company collect at 1-404-506-0759, Barclays Capital Inc. toll free at 1-888-603-5847, Morgan Stanley & Co. Incorporated toll free at 1-866-718-1649, Scotia Capital (USA) Inc. toll free at 1-800-372-3930, UBS Securities LLC toll free at 1-877-827-6444, ext. 561-3884 or Wells Fargo Securities, LLC toll free at 1-800-326-5897.